Mesa Wallet Executive Summary

Abstract

MESA is a digital rights management tool for music creators that helps them capture the value that they've created. MESA organizes and version controls collaborative music projects, creates legal contracts for all collaborators, and distributes finalized music. Our team has experience in the music industry and in emerging technology. We are very passionate about leveraging tech to improve the lives of music creators. We are raising a $300,000 pre seed round on a $4MM post money cap SAFE.

Context

The landscape of music creation has been transformed by technological innovations, making it increasingly feasible for artists to forge self-sufficient careers. Today, an artist can have a fully functional studio on their computer and digital distribution platforms enable these artists to directly reach global audiences, bypassing traditional industry gatekeepers and offering greater control over their careers. In 2023, 50% of revenue on Spotify came from independent musicians; that number was only at 12% in 2017. Record label services are not as coveted as they used to be.

Problem

1. Even though anyone in today's age can be an independent music creator, record labels provide crucial administrative capabilities for artists. Without these administrative capabilities artists often fail to capture the value that they've created. 67% of artists don't have an established process for discussing and establishing ownership splits; 69% of artists have lost money due to missing out on rightful ownership or credit in a song. This administrative side is crucial for a successful music career, yet it is not adequately addressed by current software offerings, leaving artists to navigate these complexities largely on their own.

2. Improved monetization, fan engagement, and access to data will drive artists to put music onto the blockchain. The marketplaces are being built out right now, but the space lacks rights management infrastructure. This lack of infrastructure stems from the fact that a typical song has many rights holders, making it challenging to manage and distribute on chain earnings fairly. This issue is exacerbated by the fact that not all rights holders have the necessary understanding and tools (wallets) of on chain systems.

Solution

This is precisely where MESA steps in, filling a vital need in the music industry. MESA offers a comprehensive solution that streamlines and simplifies the administrative aspects of a music creator's career. The initial product organizes projects and collaborators, uses the blockchain to timestamp contributions, and creates legal contracts with AI. MESA also ensures all rights holders get compensated fairly when distributing to blockchain marketplaces by converting legal contracts into smart contracts.

By integrating these key functionalities, MESA not only saves time and reduces complexity for artists but also ensures that they have complete control and visibility over the business side of their music careers. This innovative tool empowers artists to manage their administrative tasks with the same ease and efficiency as when they create and distribute their music, truly encapsulating the spirit of a self-sufficient, modern music creator.

Business model

$1 per project + $10 per contract created + 5% fee on mints from primary drop

Total Addressable Market (TAM)

The Total Addressable Market for MESA is both vast and expanding rapidly. In 2023, there were over 100 million music creators globally and the music industry saw $72 billion in revenue. This figure continues to grow as technological advancements make music creation more accessible. Goldman Sachs estimated that by 2030 there will be 200 million music creators, and music industry revenue will exceed $130 billion. This growing community of music creators represents the immediate market opportunity for MESA. Our vision extends beyond the realm of music. We aim to evolve into a comprehensive product suite catering to the broader universe of creatives- photographers, videographers, podcasters, script writers, etc.

Opportunity at Scale

Capturing IP correctly and making it programmable via the blockchain is invaluable not only for musicians but also for enterprise clients such as record labels, publishers, and PROs. These institutions suffer from a crippling metadata problem, which MESA can solve by ensuring all contributions are accurately recorded and linked to the correct rights holders. This leads to fairer and quicker payments for artists, addressing a critical need in the industry and enhancing efficiency and transparency for all stakeholders.

Fundraising

We have successfully raised $100,000 and are looking to raise another $200,000 with a $4MM post money cap SAFE. With a 12 month runway, we will deploy this capital in three primary areas: software development, marketing, and operations expenses.

Team

Andres Botero oversees product development and brings a rich background in the music industry. He holds a degree in Music Production and Engineering from Berklee College of Music. Andres has an impressive track record, having developed artists in LATAM who have collectively amassed over a billion streams to date. His entrepreneurial spirit is evidenced by his successful bootstrap and exit of an independent record label in Colombia. Furthermore, his expertise is bolstered by three years of research (lead researcher in Water and Music) and operations (managing premier web 3 focused artists) experience in the Web 3 music space.

Thomas Athey oversees business development and brings an entrepreneurial drive and energy to the team. A recent graduate of Davidson College (May 2024), Thomas has already established himself as a serial entrepreneur. He is at the helm of his second blockchain-focused startup. His first venture was a community platform dedicated to educating people about blockchain technology, which garnered thousands of members and over one million views across various social media platforms.

Andres Succar is leading legal processes at MESA. Andres is a salsa pianist turned attorney. He has experience in entertainment law and worked in the Congress of Colombia. He just received his Masters in Law in International Human Rights Law from the University of Notre Dame this past May. In addition to working on MESA, Andres is conducting human rights legal research at the University of Notre Dame.

Kevin Neaton is the Software Architect and Technical Advisor at MESA. He has degrees in Sound Engineering and Jazz Studies from William Paterson University of New Jersey. Kevin spent 5 years as a sound engineer before teaching himself to code. He has been a full stack software developer for 13 years, and has always been focused on building at the forefront of music tech. Before joining MESA, Kevin was the CTO of Oscillator, a music software company helping connect artists and fans through their data. Kevin was also a software engineer at Songcamp, an artist collective and creative studio experimenting with onchain technology to unlock new ways of creating and releasing music on the internet.

Patrick Sweetman is the lead engineer at MESA. Sweetman has extensive experience in top onchain music platforms such as Sonata, Mint Songs, Decent, and Chill Pill. He has collaborated with renowned artists like Megan Thee Stallion, Heno, and Xcelencia. Some of the projects Sweetman has built are El Niño Estrella's Smart Album, Data Muse, Zora Reward Leaderboard, Buenos Aires Song Camp, The Pharmacy NFT Marketplace, Liquid-Splits, WAYSPACE, The Merge Album, onchain-music-metadata, and raibowkit-token-gated.